WSi Interactive Corporation
News Release - November 22nd, 2000
CDNX: OTC: FWB:	WIZ WIZZF WSJ

COMPLETION OF AGM - APPOINTMENT OF NEW DIRECTOR

WSi Interactive Corporation held its Annual General and Special Meeting on November 20, 2000 in Vancouver, BC. All of the proposed resolutions as detailed in the Notice and Information Circular dated October 10, 2000 were passed by the shareholders. In addition, the shareholders elected Jonathan Mara as a new director of WSi.

Mr. Mara is the President and Chief Operating Officer of E~Pie Ventures Inc., a private company. E~Pie Ventures invests in the development of web based companies and start-ups involved with digital content & service solutions. Prior to joining E~Pie Ventures, Mr. Mara was the founder and CEO of a Canadian securities company which he sold in 1997 after 7 consecutive years of +100% annual growth, 175 employees and annual sales in excess of $275 million.

The Business of WSi

WSi Interactive Corporation is an innovative business development and marketing firm whose objective is to capitalize on content and infrastructure opportunities on the Internet. WSi builds, manages and markets online businesses in the financial, e-tail and e-commerce, entertainment, and e-advertising sectors.

WSi focuses on early-stage companies where it can add significant value to the investment through a network of relationships and strategic alliances, using its experience to help Internet companies to build traffic, develop brands, and capitalize on a variety of revenue streams.

WSi Investor Relations Toll Free: 1-888-388-4636
Website: www.ws-i.com
Email: info@ws-i.com

ON BEHALF OF THE COMPANY

Theo Sanidas, President

This news release may contain forward-looking statements that involve risks and uncertainties, including the impact of competitive products and pricing and general economic conditions as they affect the Company's clients. Actual results and developments may therefore differ materially from those described in this release. No regulatory authority has reviewed nor accepted any responsibility for the adequacy or accuracy of the contents of this release.